UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LINE CORPORATION

(Name of Issuer)

Common stock, no par value

(Title of Class of Securities)

53567X101(1)

(CUSIP Number)

NAVER Corporation

6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea

Phone Number: +82-1588-3830

Attention: Mr. Jemin Ryoo

With a copy to:

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

19F Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Phone Number: +82-2-6353-8030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d -7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one share of common stock.

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1.	Name of reporting person NAVER Corporation
2.	Check the appropriate box if a member of a group (see Instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see Instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Korea

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 184,756,543 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 184,756,543
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 184,756,543
12.	Check if the aggregate amount in Row (11) excludes certain shares (see Instructions) ☒
13.	Percent of class represented by amount in Row (11) 73.7% (2)
14.	Type of reporting person (see Instructions) CO

(1)	The Issuer’s articles of incorporation provide that 100 shares constitute one “unit” of common stock. A shareholder of record is entitled to one vote per unit (100 shares) of common stock.
(2)	Based on a total of 250,742,685 shares. See Item 5 of this Schedule 13D.

CUSIP No. 53567X101	13D	Page 3 of 6 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D is being filed by NAVER Corporation (“NAVER”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as filed by NAVER with the Securities and Exchange Commission (the “SEC”) on September 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed by NAVER with the SEC on November 18, 2019 (the “Initial Schedule 13D,” and as amended by this Amendment No. 2 to Schedule 13D, this “Schedule 13D”). This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of LINE Corporation (the “Issuer”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended and restated by replacing the last paragraph thereof with the following:

NAVER and SoftBank Corp., a Japanese corporation listed on the Tokyo Stock Exchange (“SoftBank,” and together with NAVER, the “Bidders”), will each finance 50% of the cash consideration required for the purchase of the LINE Securities in connection with the Take-Private Transaction (as defined below). At the Final Purchase Prices (as defined in Item 4 below), it is currently anticipated that approximately ¥186 billion will be required for NAVER to finance the Take-Private Transaction (as defined in Item 4 below), excluding associated costs and expenses. NAVER plans to finance such amount with debt, cash on hand, or a combination thereof.

In anticipation of the potential need for debt financing, NAVER has received “highly confident” letters from each of Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation on December 18, 2019 and December 19, 2019, respectively, indicating their high confidence of arranging debt financing for NAVER in connection with the Take-Private Transaction. The description of such letters in this Item 3 is qualified in its entirety by reference to the complete text of the letters, which have been filed as Exhibit 99.6 and Exhibit 99.7 hereto, respectively, and each of which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and restated by replacing the last paragraph thereof with the following:

On December 23, 2019, the Parties entered into a business integration agreement (the “Business Integration Agreement”), and the Bidders have entered into a transaction agreement (the “Transaction Agreement”), each providing the terms of the Transactions (as defined below). Pursuant to the terms of the Business Integration Agreement and the Transaction Agreement, the Parties will effect the following transactions:

(i)

NAVER, directly or indirectly through NAVER J. Hub Corporation (a Japanese corporation and wholly-owned subsidiary of NAVER) or another wholly-owned subsidiary, and SoftBank shall acquire the LINE Securities in a joint tender offer (the “Tender Offer”) for cash consideration of ¥5,380 per Share or ADS, ¥1 per share option, ¥7,203,820 per 2023 Regulation S Bond and ¥7,155,400 per 2025 Regulation S Bond (the “Final Purchase Prices”);

(ii)

if the Bidders are unable to acquire all of the outstanding Shares through the Tender Offer, they will effect a minority squeeze-out through a reverse share split in accordance with Japanese law after the consummation of the Tender Offer (together with the Tender Offer, the “Take-Private Transaction”), as a result of which the Issuer would become the JV Company with NAVER and SoftBank owning, directly or indirectly, all of the shares thereof;

(iii)

the JV Company will make a cash tender offer for common shares of Z Holdings (the “Z Holdings Tender Offer”) in order to acquire all of the 2,125,366,950 shares of Z Holdings held by Shiodome Z Holdings Co., Ltd., a Japanese company and wholly-owned subsidiary of Softbank (“SoftBank SPC”), and SoftBank SPC will tender and transfer its Z Holdings common shares to the JV Company;

(iv)	SoftBank SPC will merge with and into the JV Company and the JV Company will allot 180,882,293 newly-issued shares to SoftBank as the merger consideration;

CUSIP No. 53567X101	13D	Page 4 of 6 pages

(v)	SoftBank shall transfer a certain number of its JV Company shares to NAVER such that NAVER and SoftBank would each own, directly or indirectly, a 50% interest in the JV Company; and

(vi)

the JV Company shall transfer the Issuer’s current business operations to LINE OpCo through a demerger, after which Z Holdings and the JV Company shall conduct a share exchange transaction resulting in LINE OpCo becoming a wholly-owned subsidiary of Z Holdings (the “Share Exchange”) ((i) through (vi), collectively, the “Transactions”).

If the Transactions are completed, the JV Company would hold a controlling stake in Z Holdings, which would remain listed on the Tokyo Stock Exchange and own all of the current business operations of the Issuer and Z Holdings.

The Tender Offer shall commence on a date to be separately agreed by the Bidders, promptly after all of the following conditions have been satisfied or waived: (i) the board of directors of the Issuer having, by unanimous resolution of its disinterested directors, expressed an opinion supporting the Tender Offer and recommending the Tender Offer to its shareholders, and such opinion not having been amended or withdrawn; (ii) the special committee of the Issuer established in connection with the Tender Offer having submitted its opinion to the Issuer’s board of directors that the board of directors’ opinion is appropriate, and such opinion not having been amended or withdrawn; (iii) the special committee of Z Holdings established in connection with the business integration between the Issuer and Z Holdings having submitted its opinion to Z Holdings’ board of directors that such business integration is not disadvantageous to the minority shareholders of Z Holdings, and such opinion not having been amended or withdrawn; (iv) each Party’s representations and warranties in the Business Integration Agreement being true and correct in all material respects; (v) each Party having complied with or performed all of its obligations prior to the commencement of the Tender Offer under the Business Integration Agreement in all material respects; (vi) the agreement relating to the Share Exchange and other matters which require the approval by the general shareholders meeting of Z Holdings with respect to the business integration having been approved, and such approval remaining in effect; (vii) if an annual shareholders meeting of Z Holdings is held in order to appoint directors as agreed upon by the Issuer and Z Holdings prior to the commencement of the Tender Offer, such appointments having been approved and such approval remaining in effect; (viii) the implementation of the Transactions not constituting, and not reasonably being expected to constitute, a violation of applicable laws or regulations; (ix) all procedures required under applicable competition and investment restriction laws and regulations to implement the Take-Private Transaction having been completed; (x) there being no decisions by a governmental authority restricting or prohibiting the Transactions; (xi) no material adverse change having occurred or been identified; (xii) there being no material facts pertaining to the business of the Issuer which the Issuer has not publicized in accordance with the relevant provisions under the Financial Instruments and Exchange Act of Japan, and the Issuer having delivered a document evidencing such absence to the Bidders; and (xiii) all of the definitive agreements related to the Transactions remaining in full force and effect.

If the Take-Private Transaction is completed, the Issuer’s Shares would be delisted from the Tokyo Stock Exchange and the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act would terminate. Thereafter, the Issuer will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the SEC.

The Business Integration Agreement contains customary representations and warranties by each Party. The Parties have also agreed to various customary covenants and agreements, including, among others, covenants by each of the Issuer and Z Holdings to conduct their business in compliance with applicable laws and regulations, with the due care of prudent manager and within the ordinary course of business, and covenants by each of the Bidders not to interfere with such conduct as parent companies of the Issuer and Z Holdings, during the period from the execution of the Business Integration Agreement to the closing of the Share Exchange.

The Business Integration Agreement provides that a Party has the right to terminate the Business Integration Agreement prior to the commencement of the Tender Offer if: (i) any other Party materially breaches any of its obligations under the Business Integration Agreement, and such breach is not remedied within 10 business days of written notice of such breach; (ii) there is a material breach of a representation or warranty by another Party; (iii) any other Party is unable to pay its debts or suspends making payment on any of its debts; (iv) any other Party is subject to suspension from bank transactions; or (v) any bankruptcy procedures have been commenced or a petition has been filed for the commencement thereof in relation to any other Party. The Business Integration Agreement may also be terminated by written consent of all Parties or if the Tender Offer has not commenced by June 23, 2021.

CUSIP No. 53567X101	13D	Page 5 of 6 pages

The board of directors of each Party has approved the entry into the Business Integration Agreement and the Transactions. The board of directors of each of the Bidders has also approved the entry into the Transaction Agreement.

The description of the Business Integration Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Business Integration Agreement, which has been filed as Exhibit 99.4 hereto and which is incorporated herein by reference in its entirety. The description of the Transaction Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Transaction Agreement, which has been filed as Exhibit 99.5 hereto and which is incorporated herein by reference in its entirety.

Except as set forth in this Schedule 13D, NAVER does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, NAVER reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

THE Z HOLDINGS TENDER OFFER WILL NOT BE CONDUCTED, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, AND WILL NOT BE EXTENDED TO, OR FOR THE BENEFIT OF, SHAREHOLDERS LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS, WHO ARE DEFINITIVELY EXCLUDED FROM THE Z HOLDINGS TENDER OFFER. ANY PURPORTED TENDER OF COMMON SHARES OF Z HOLDINGS CORPORATION BY A PERSON LOCATED OR RESIDENT IN THE UNITED STATES OR ANY OF ITS TERRITORIES OR POSSESSIONS WILL NOT BE ACCEPTED.

Item 7.	Material to Be Filed as Exhibits

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1*	Letter of Intent from NAVER Corporation and SoftBank Corp. to the board of directors of LINE Corporation, dated November 18, 2019

Exhibit 99.2*	Memorandum of Understanding by and between NAVER Corporation and SoftBank Corp., dated as of November 18, 2019 (English translation)

Exhibit 99.3*	Memorandum of Understanding on Business Integration by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of November 18, 2019 (English translation)

Exhibit 99.4	Business Integration Agreement by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of December 23, 2019 (English translation)

Exhibit 99.5	Transaction Agreement by and between NAVER Corporation and SoftBank Corp., dated as of December 23, 2019 (English translation)

Exhibit 99.6	Letter from Mizuho Bank, Ltd. to NAVER Corporation, dated December 18, 2019

Exhibit 99.7	Letter from Sumitomo Mitsui Banking Corporation to NAVER Corporation, dated December 19, 2019

*	Incorporated by reference to the exhibits to Amendment No. 1 to Schedule 13D filed by NAVER with the SEC on November 18, 2019.

CUSIP No. 53567X101	13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2019

NAVER CORPORATION

By:	/s/ Seongsook Han
Name:	Seongsook Han
Title:	Chief Executive Officer